Exhibit (a)(5)(K)

Dear Employee,

As a participant in the HomeAway equity plan, we know that you have questions about how the proposed merger with Expedia might affect your equity (Restricted Stock Units, Stock Options). The answers to these Frequently Asked Questions are very specific with detailed legal and financial considerations. Please read the below carefully and consider it, as appropriate, in any financial planning decisions.

Given the complexity of the topic, we have scheduled some webex sessions for clarification of the below FAQ. If there are specific questions you would like to have answered in these sessions, please email them in advance to Compensation-Global@homeaway.com. The webex sessions are attached. If you wish to attend, simply join the session that is most convenient for you.

Best,

Lynn, Melissa and Lori

HOMEAWAY, INC.

FREQUENTLY ASKED QUESTIONS REGARDING TREATMENT OF

EMPLOYEE STOCK OPTIONS, RESTRICTED STOCK UNITS AND RESTRICTED STOCK

As you know, HomeAway, Inc. (“HomeAway”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Expedia, Inc. (“Expedia”) and HMS1, Inc., a wholly owned subsidiary of Expedia (“Purchaser”). In accordance with the terms of the Merger Agreement, Purchaser will launch a tender offer (the “Offer”) to purchase all of HomeAway’s outstanding common stock. Following the expiration of the Offer, Purchaser will merge with and into HomeAway, which, if completed, will result in HomeAway becoming a wholly owned subsidiary of Expedia (the “Merger”).

We have received numerous questions regarding the effect of this transaction on HomeAway’s outstanding Company stock options, restricted stock awards, and restricted stock units. We are in the process of preparing notices concerning the treatment of these equity awards, which we will be distributing over the coming weeks. In the meantime, we wanted to provide you answers to the following frequently asked questions. These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any of your equity awards and any information contained in these FAQs is qualified in its entirety by the terms of the Merger Agreement.

Q1.	What will HomeAway stockholders receive in the Merger?

A1.	Pursuant to the Merger Agreement, common stockholders will receive per share Merger consideration of $10.15 in cash plus 0.2065 of a share of Expedia common stock (the “Merger Consideration”).

Q2.	Can the current cash equivalent value that HomeAway stockholders receive in the Merger change?

A2.	Yes. The Merger Consideration includes a fixed ratio of Expedia shares. Accordingly, the ultimate cash equivalent value that HomeAway stockholders will receive can change, and it will generally fluctuate in relation to fluctuations in the value of Expedia common stock. All other things being equal, if the price per share of Expedia common stock goes up in the interim, HomeAway stockholders will receive greater cash equivalent value of consideration, and vice versa if price per share of Expedia common stock goes down.

Q3.	How will HomeAway equity awards be treated, generally?

A3.

See the questions below for specific types of awards, but generally speaking, vested HomeAway equity awards will ultimately be treated similarly to common stock held by the public in that they will generally be exchanged for Merger Consideration. In contrast, holders of unvested HomeAway equity awards will not receive any cash, but instead will have their awards converted into unvested Expedia equity awards, subject to the same terms and conditions, including vesting schedule terms.

Q4.	What will happen to my stock options, restricted stock units and restricted stock awards once they are assumed by Expedia?

A4.	Your assumed stock options, restricted stock units and restricted stock awards will continue to be subject to the same terms and conditions, including vesting schedule terms, that apply to your awards prior to the Merger, except that they will be exercisable or settled in shares of Expedia common stock. The number of shares of Expedia common stock subject to each assumed award and, if applicable, the exercise price of each assumed award will be adjusted to reflect the Merger, as further explained below.

Q5.	How can I calculate the value of my awards?

A5.	We are in the process of preparing notices concerning the treatment of these equity awards, which we plan to distribute over the coming weeks. Generally speaking though, for vested awards, the value received will reflect the Merger Consideration of $10.15 in cash plus 0.2065 of a share of Expedia common stock per each share of HomeAway common stock deliverable pursuant to the award (subject to any withholding, exercise price, and fractional share settlement as described below). Generally speaking, for unvested HomeAway awards, the Expedia awards that will replace them will be adjusted pursuant to a formula in the Merger Agreement that generally preserves the value of the awards immediately before and after the adjustment.

Q6.	What will happen to my vested HomeAway stock options in the Merger?

A6.	At the effective time of the Merger, any vested stock options (including any options that vest upon the effective time of the Merger) will be cancelled and converted into the right to receive the Merger Consideration for each “net share” of HomeAway stock subject to the vested option, if any, less applicable tax withholdings. The number of “net shares” is determined pursuant to a formula in the Merger Agreement that takes into account the exercise price of the vested option. Any fractional net shares will be settled in the cash-equivalent value of the stock and cash Merger Consideration, less applicable tax withholdings.

Example (vested in the money options): You have one vested option award that has a strike price of $20 dollars and allows you to buy 100 shares of HomeAway common stock. Assuming the applicable Expedia stock price is the same at the effective time of the Merger as it was on the date that the 0.2065 per share conversion ratio was set (the closing stock price of a share of Expedia common stock on such date was $136.39), the cash equivalent of the Merger Consideration would be $38.31. That results in an $18.31 value over the strike price per share, or $1,831 in total spread value for the underlying 100 shares. To determine the number of “net shares” subject to your option, this aggregate spread value will be divided by the cash equivalent of the Merger

Consideration ($38.31), resulting in ~47.79 HomeAway “net shares”. You will be entitled to receive the Merger Consideration with respect to each net share as follows:

•	For the fractional share (0.79), you will have the right to receive cash equal to the cash equivalent of the Merger Consideration, or approximately $30.26 (i.e., 0.79 of a share multiplied by $38.31).

•	For the 47 net shares, you will have the right to receive the Merger Consideration with respect to each of your 47 net shares of HomeAway common stock ($10.15 in cash and .2065 of a share of Expedia common stock per net share).

•	Specifically, this would result in an aggregate payment of approximately $477.05 in cash (47 shares multiplied by $10.15 per share) and approximately 9.7 shares of Expedia common stock (47 shares multiplied by 0.2065 of a share).

•	Expedia common stock will only be settled in whole numbers of shares. Thus, the resulting fractional share of Expedia common stock (0.7) will be paid out in cash, based on the applicable Expedia common stock price specified in the Merger Agreement, which results in an additional $94.45 (0.7 multiplied by the assumed value of a share of Expedia common stock of $136.39).

This results in a final payout of 9 shares of Expedia common stock and approximately $601.76 (in all cases less any tax withholding).

Example (vested out of the money options): If you hold one vested option award that has a strike price of $60 dollars, and assuming the Expedia stock price is the same at the effective time of the Merger as it was on the signing date of the Merger such that the cash equivalent of the Merger Consideration would be $38.31, your option would not have any value over the strike price per share. This award would terminate and you would receive nothing for it.

Q7.	What will happen to my unvested HomeAway stock options?

A7.	At the effective time of the Merger, all outstanding unvested options will be assumed by Expedia and converted into options to purchase shares of Expedia common stock. The number of shares of Expedia common stock subject to the assumed option will equal the number of shares of HomeAway common stock subject to the option immediately prior to the Merger multiplied by the equity award exchange ratio (defined below), rounded down the nearest whole share of Expedia common stock. The per share exercise price of the assumed option will be determined by dividing the exercise price per share of HomeAway common stock subject to such assumed option, as in effect immediately prior to the Merger, by the equity award exchange ratio, rounded up the nearest whole cent. Except for changes relating to these rounding items, you will hold option awards with approximately the same total value of underlying securities (albeit a different security) and they will have approximately the same ratio of strike price to market price as your current awards have.

The “equity award exchange ratio” means a fraction (rounded to four decimal places) having (x) a numerator equal to the cash-equivalent value of the Merger Consideration per HomeAway common share, and (y) a denominator equal to the weighted average closing sales price of Expedia common stock as reported on Nasdaq for the ten (10) consecutive trading day period ending one day prior to the acceptance time of the Offer (Note: that this date has not yet been determined but will be on or promptly after Expedia completes its Tender offer which could be as early as December 15, 2015. The date referred to here is not the announcement dates of the merger or the tender offer). The equity award exchange ratio is dependent upon the market price of Expedia common stock prior to the Merger and will be determined shortly before the effective time of the Merger.

Example (unvested in the money options): You have one unvested option award that has a strike price of $20 dollars and allows you to buy 100 shares of HomeAway common stock. In return for that award, you will receive an unvested option award with underlying Expedia common stock on the same terms and conditions (including vesting schedule) as your HomeAway award except for the following. Assuming the equity award exchange ratio is 0.2809 (which assumes that the cash equivalent of the Merger Consideration is $38.31, as described in the example in A6 above, and the assumed stock price of a share of Expedia common stock as described in A6 above ($136.39)), then the number of shares of Expedia common stock subject to your award will be 28 shares (this is 100 times 0.2809 rounded down to the nearest whole share). The strike price of the new award will be $71.20 (this is 20 dollars divided by 0.2809, rounded up to the nearest whole cent). The end result is that you will have in the money unvested options for shares of Expedia common stock.

Example (unvested out of the money options): The treatment for unvested out of the money options is the same as described for in the money options above. The end result is that you will have out of the money unvested options for Expedia common stock.

Q8.	What will happen to my unvested HomeAway restricted stock units?

A8.	At the effective time of the Merger, each outstanding HomeAway restricted stock unit that is unvested (and does not vest upon the effective time of the Merger) will be assumed by Expedia and converted into a restricted stock unit with respect to a number of shares of Expedia common stock (rounded up to the nearest whole share of Expedia common stock) equal to (i) the number of shares of HomeAway common stock subject to the unvested restricted stock unit immediately prior to the effective time of the Merger, multiplied by (ii) the equity award exchange ratio. Each assumed HomeAway restricted stock unit will otherwise be subject to the same terms and conditions that apply to your awards immediately prior to the Merger, including vesting terms.

At the effective time of the Merger, any HomeAway restricted stock units outstanding immediately prior to the Merger that vest upon the occurrence of the Merger will be cancelled in exchange for the Merger Consideration for the number of shares of HomeAway common stock subject to the HomeAway restricted stock unit award, less applicable tax withholding.

Example (unvested HomeAway restricted stock units): You have one unvested restricted stock unit award that will grant you 100 shares of HomeAway common stock when it vests. In return for that award, you will receive an unvested restricted stock unit award for Expedia stock on the same terms and conditions (including vesting schedule) as your HomeAway award except for the following. Assuming the equity award exchange ratio is 0.2809 (as described in the example in A7 above), then number of shares of Expedia common stock subject to your award will be 29 shares (this is 100 times 0.2809 rounded up to the nearest whole share).

Q9.	What will happen to my vested HomeAway restricted stock units?

A9.	When your restricted stock unit awards vest, they immediately become HomeAway common stock. Accordingly, any HomeAway common stock that you hold as a result of previously vested HomeAway restricted stock unit awards will receive the Merger Consideration and will be treated the same as any other share of HomeAway common stock.

Q10.	What will happen to my unvested restricted stock awards in the Merger?

A10.	At the effective time of the Merger, each HomeAway restricted stock award that is outstanding and unvested immediately prior to the Merger (and does not vest upon the effective time of the Merger) will be assumed by Expedia and converted into a restricted stock award covering a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of shares of HomeAway common stock subject to the unvested restricted stock award immediately prior to the Merger, multiplied by (ii) the equity award exchange ratio. Each assumed HomeAway restricted stock award will otherwise be subject to the same terms and conditions that apply to your awards prior to the Merger, including vesting schedule terms.

At the effective time of the Merger, any HomeAway restricted stock award outstanding immediately prior to the Merger that vests upon the occurrence of the Merger will be cancelled in exchange for the right to receive the Merger Consideration in respect of each share of HomeAway common stock covered by such award, less applicable tax withholding.

Example (unvested HomeAway restricted stock): You have one unvested restricted stock award that will become 100 shares of HomeAway common stock when it vests. In return for that award, you will receive an unvested restricted stock award for shares of Expedia common stock on the same terms and conditions (including vesting schedule) as your HomeAway award except for the following. Assuming the equity award exchange ratio is .2809 (as described in the example in A7 above), then the number of shares of Expedia common stock subject to your award will be 29 shares (this is 100 times 0.2809 rounded up to the nearest whole share).

Q11.	What will happen to my vested HomeAway restricted stock?

A11.	When your restricted stock awards vest, they immediately become HomeAway common stock. Accordingly, any shares of HomeAway common stock that you hold at the effective time of the Merger as a result of previously vested HomeAway restricted stock awards will receive the Merger Consideration and will be treated the same as any other share of HomeAway common stock.

Q12.	If I am given a HomeAway award before the Merger is completed, what will happen to those awards?

A12.	Under the Merger Agreement, those awards will be treated the same as previously existing awards described above. (Those awards will remain subject to the terms of the awards agreement themselves as well).

Q13.	With regard to the rounding up and down of shares underlying unvested awards, is each of my awards subject to rounding or is it the total amount of shares underlying my awards?

A13.	The rounding applies to each award.

Q14.	Can I exercise my outstanding stock options prior to the effective time of the Merger?

A14.	Yes, you may exercise your outstanding stock options in accordance with their existing terms and only to the extent that they have vested prior to the closing of the Offer.

Q15.	Can I sell shares of Company common stock issued to me upon exercise of my stock options or vesting of my restricted stock units or restricted stock awards prior to the effective time of the Merger?

A15.	If you have not been notified that you are subject to a special trading restriction by HomeAway, and are not otherwise in possession of material non-public information, then you may trade. Note this is consistent with the Company’s ordinary course policies and procedures.

Q16.	What are my tax consequences of the treatment of my HomeAway equity awards in the Merger?

A16.	You should consult a financial or tax advisor regarding the Federal, foreign, state and local tax consequences related to the treatment of your HomeAway equity awards in connection with the Merger. Please note also that amounts that you may receive in connection with the Merger for HomeAway awards may be subject to HomeAway tax withholding.

Q17.	Are my options in or out of the money?

A17.	Until the tender offer is completed, you will be able to tell if your options are in or out of the money the same way that you did before the announcement of the proposed acquisition of HomeAway by Expedia: by comparing the trading price of HomeAway common stock to the strike price of your option. (Even though it is expected that the price per share of HomeAway common stock will now largely follow movements in the price per share of Expedia common stock given the fixed exchange ratio, your ability to determine if your options are currently in the money or not remains unchanged).

As described in this FAQ, in connection with the completion of the transaction, unvested options will be assumed by Expedia (with a new strike price and new number of underlying shares in Expedia). Also as described in this FAQ, except for changes relating to rounding, you will hold option awards with approximately the same total value of underlying securities (albeit a different security) and they will have approximately the same ratio of strike price to market price as your current awards. Unfortunately, the exact equity exchange ratio informing those new numbers will not be known until a later date shortly before the effective time of the Merger. As a result, it will not be possible to determine the exact amount assumed unvested options will be in or out of the money until after the conversion.

Additional Information and Where to Find It

The exchange offer referenced in this communication has commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia and its acquisition subsidiary, the Purchaser, will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer was commenced on November 16, 2015, Expedia and its acquisition subsidiary filed a tender offer statement on Schedule TO, Expedia filed a registration statement on Form S-4, and HomeAway filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Expedia or HomeAway stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including the majority of HomeAway’s shares being validly tendered into the exchange offer, the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Expedia to successfully integrate HomeAway’s operations; the ability of Expedia to implement its plans, forecasts and other expectations with respect to HomeAway’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; and the other risks and important factors contained and identified in Expedia’s and HomeAway’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) filed by Expedia and its acquisition subsidiary, the registration statement on Form S-4 filed by Expedia, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by HomeAway. The forward-looking statements included in this press release are made only as of the date hereof. Neither Expedia nor HomeAway undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.